(212) 701-3139

November 16, 2005

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7010

Re:	Koppers Holdings Inc.
Registration	Statement on Form S-1
Filed	September 12, 2005
File	No. 333-128250

Dear Ms. Long:

Koppers Holdings Inc. (formerly known as KI Holdings Inc.) (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-128250) (the “Registration Statement”). The amendment sets forth the Company’s responses to the comments contained in your letter dated November 4, 2005 relating to the Registration Statement. Four clean copies of Amendment No. 2, and four copies which are marked to show changes from Amendment No. 1 to the Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the responses are to pages in the marked copy of Amendment No. 2.

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure.

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

General

1.	We reissue prior comment 1. Please note that we will need to review this information prior to the distribution of the preliminary prospectuses. Also note that since the price range triggers a number of disclosure matters, we will need sufficient time to process your amendments once a price range is included. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and will include all non-Rule 430A information in a future amendment prior to effectiveness.

2.	We reissue prior comment 2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Company has filed all unfiled exhibits that can be filed at this time. The Company advises the Staff that the underwriting agreement, the amended articles of incorporation and bylaws and the statement of earnings per share will be provided in a subsequent filing.

3.	We reissue prior comment 4. Please update all information in the prospectus to the most recent practicable date. Also include your third quarter financial information when available.

The Company notes the Staff’s comment and has revised Amendment No. 2 to include its third quarter financial information.

4.	We note your response to prior comment 5. Please do not use smaller type in the table on page 82.

The Company has complied with this comment by increasing the font size in the table on page 87 of Amendment No. 2.

Inside Front Cover Page

5.	We reissue prior comment 8. Please provide a copy of any inside cover graphics.

The Company has complied with this comment by including the inside cover graphics in this filing of Amendment No. 2.

Summary, page 1

6.	We note your response to prior comment 9. However, disclosure on pages 1-3 of the summary repeats information contained on pages 57-60 of the Business section of the prospectus. The summary should not include a lengthy description of the company’s business. This detailed information is better suited for the body of the prospectus. Please revise.

The Company has further revised the summary to avoid repeating information and to streamline the company description. The Company believes that the summary has been revised in a manner compliant with Item 503(a) of Regulation S-K and consistent with recent registration statements of comparable companies declared effective by the Staff.

7.

We note your response to prior comment 10. As previously requested, please provide a more balanced business description. For example, where you discuss your net sales, net income and EBITDA for the past 12 months, also disclose this information over the past three years. In addition, please remove the sections on Industry Overview, Key Competitive Strengths, and

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

Our Business Strategy. However, if you wish to keep the Business Strategy section, we would not object if you also balance by briefly discussing all the risks of implementing your strategy, which also includes the risks relating to your debt and negative net worth. For example, clarify how you expect to reduce your financial leverage by using a portion of the net proceeds from the offering and cash flow front operations in light of the resales by the selling shareholders and your expected dividend issuances.

As noted in the response to comment 6, the Company believes that the summary has been revised in a manner compliant with Item 503(a) of Regulation S-K and consistent with recent registration statements of comparable companies declared effective by the Staff. The Company believes that the summary section is a balanced business description.

8.	We note your response to prior comment 11. Please include in Annex A the statements about your competitive position within your industry in the prospectus that relate to each named source. We may have further comments after reviewing your response.

The Company has complied with this comment by supplementally providing to the Staff a revised Annex A.

Recent Developments, page 4

9.	Please describe the change of control agreements, the aggregate amount of severance payable, and disclose whether this offering will constitute a change of control.

In response to this comment and to comment 37 below, a description of the change in control agreements has been added to “Executive Compensation” on page 85 of Amendment No. 2. The Company discloses in Amendment No. 2 and advises the Staff that the change in control agreements are not triggered by this offering and it therefore does not consider them material to potential investors. Given this fact and in light of the Staff’s guidance that the summary should be kept short, the Company has not added this disclosure in the summary.

Summary Historical Consolidated Financial Data, page 8, and Selected Historical Consolidated Financial Data, page 32

10.	We note your response to prior comment 13. However, it is not clear to us how the additional disclosure that you provided adequately addresses the limitations of eliminating interest expense and taxes from a measure used to evaluate operating results. It appears to us that your additional disclosure focuses on cash flows and liquidity. It appears to us that it may be more appropriate for you to disclose that because you are highly leveraged and operate in jurisdictions that require you to pay taxes, interest expense and taxes are necessary expenses for you to operate and any measure that excludes them has material limitations.

The Company has complied with this comment by revising pages 10 and 33 of Amendment No. 2.

Risk Factors, page 12

11.	We note your response to prior comment 14. For the risk factor captioned “We will need to comply with the reporting obligations . . .,” please change the heading to reflect the real risk, which is that the company has deficiencies in its internal controls and may not be able to comply with Section 404 of the Sarbanes-Oxley Act.

The Company has complied with this comment by revising page 24 of Amendment No. 2.

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

12.	We reissue prior comment 15. Please avoid language in risk factors like “adversely affected” or “material adverse effect.” Instead, please state what the specific impact will be on your financial condition or results of operations. See the risk factors captioned:

•	“We are subject to extensive environmental laws . . .,”
•	“Beazer East and Beazer Limited may not continue . . .,”
•	“Adverse weather conditions . . .,”
•	“Our strategy to selectively pursue complementary . . .,”
•	“Litigation against us could be costly . . .,”
•	“We have a substantial amount of indebtedness . . .,” and
•	“We will need to comply with the reporting obligations of the Exchange Act”

The Company has complied with this comment by revising pages 12-24 of Amendment No. 2.

13.	We note your response to prior comment 17. Some of the risk factors still contain legalese and the actual risk you are trying to convey does not stand out from the extensive detail you provide. Please revise in more concrete terms, get to the risk as quickly as possible and provide only enough detail to place the risk in context. See, for example, the risk factors captioned: “Litigation against us could be costly .. . .” and “We will need to comply with the reporting obligations of the Exchange Act . . .”

The Company has complied with this comment by revising pages 17-18 and 23-24 of Amendment No. 2.

14.	We note your response to prior comment 18. However, we note that some of the risk factors still do not provide the information investors need to assess the magnitude of the risk. For example: quantify potential dilution as a result of the offering; quantify your potential exposure relating to environmental laws and regulations; and clarify the effect on your operations and investors if you default on your debt and are unable to refinance.

The Company has complied with this comment by revising pages 14, 20 and 21 of Amendment No. 2. With regard to potential exposure relating to environmental laws and regulations, the Company advises the Staff that it cannot estimate the amount on a going forward basis but it has revised the disclosure to include a description of its historical environmental reserves and capital expenditures relating to environmental matters.

Our joint venture agreement for operations in China . . ., page 16

15.	Please clarify why the joint venture may require additional investment or credit support and quantify any material commitments or obligations to this joint venture other than the cross-guarantee. Also, file the joint venture agreement with Tangshan Iron & Steel Co. as an exhibit or tell us where it is filed.

The Company advises the Staff that it has deleted this risk factor because, since the Company controls the JV, it does not represent a material risk.

Litigation against us could be costly . . ., page 17

16.

We note the disclosure that was added in response to our prior comment number 18; however, you do not give any indication of the magnitude of the product liability claims. Please disclose the number of plaintiffs. Also disclose how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

$ in punitive damages; X claims seek compensatory damages of less than $,” etc. Please also provide this information in the Business section under Legal Proceedings.

In accordance with the Company’s Wednesday, November 9, 2005 telephonic conversation with the Staff, the Company has complied with this comment by revising pages 17-18, 45-46 and 70-72 of Amendment No. 2.

We may incur significant charges . . ., page 21

17.	We note your discussion in the Business section relating to closures of under performing assets and that you have identified several opportunities available over the next two to three years to further enhance your productivity and profitability. Please provide this disclosure here if you expect to incur significant charges for these additional opportunities.

The Company advises the Staff that it does not expect to incur significant charges for these additional opportunities and, therefore, no additional disclosure has been added.

You may not receive dividends . . ., page 22

18.	Clarify in the heading and the risk factor that you may not be able to pay dividends because the company has negative net worth.

The Company has complied with this comment by revising pages 22 of Amendment No. 2.

Forward-Looking Statements, page 26

19.	We reissue prior comment 22. Section 27A(b)(2)(D) of the Securities Act and Section 21 E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering. Please delete the reference to the Private Securities Litigation Reform Act of 1995.

The Company has complied with this comment by revising page 25 of Amendment No. 2.

Dividend Policy, page 29

20.	Please disclose all the omitted information in this section. Please note that we may have additional substantive comments once you have completed the missing information.

The Company advises the Staff that it will provide this information in a subsequent amendment filed prior to effectiveness.

21.

If you disclose a proposed dividend rate on your common stock, we believe you should provide investors with adequate information to assess your ability to pay such dividends in the future by disclosing the estimated amount of cash available for dividend payments on a forward-looking basis for the period that coincides with the timing of the expected dividend payments. We would expect such estimates to take into account significant expected cash inflows and outflows from operating, investing and financing activities, including capital expenditures and working capital requirements, during the future period. We would also expect you to discuss the uncertainties in your business and to disclose the assumptions you used in estimating future cash flows. In addition, please provide disclosures that address the extent that expected future dividends may be limited by compliance with restrictive debt covenants or other reasons (such as, state laws). Also, clarify that cash available for dividends will be further reduced in future years when cash interest payments and principal repayments of debt facilities are required, unless they can be refinanced. The discretionary ability of the Board to reduce or eliminate dividends should be emphasized throughout the filing whenever expected dividends are discussed. Alternately, if you

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

do not present estimates of cash available for dividend payments, delete all references to an expected amount of dividends to be paid from the registration statement and any selling materials.

As discussed in the Company’s Wednesday, November 9, 2005 telephonic conversation with the Staff, the Company advises the Staff that dividends paid under the Company’s dividend policy are issued at the discretion of its board of directors and are not guaranteed. This decision is based on a number of factors, including the Company’s earnings and cash flow, limitations imposed by agreements governing the Company’s debt and limitations imposed by Pennsylvania law. The Company has revised pages 28-29 of Amendment No. 2 accordingly. The dividend policy is not based on a guaranteed payout of a certain percentage of free cash flow. Given this fact and as discussed on the November 9th call with the Staff, the Company does not believe that the projected financial information requested in the Staff’s comment above is required.

22.	In the first paragraph and in the Summary section, you state that the board believes stockholders would be better served if the company distributes as dividends a portion of the cash generated by your business in excess of your expected cash needs rather than retaining it or using the cash for other purposes. However, in MD&A, you disclose that Koppers intends to amend the credit facility to provide additional liquidity in connection with the dividend policy. You also disclose that you primarily used borrowings to fund dividends. Please discuss the board’s policy with respect to using borrowings to pay dividends.

The Company has complied with this comment by revising pages 6 and 28 of Amendment No. 2.

23.	We note your response to prior comment 25. However, please describe in detail the restrictions in your indentures and their potential impact on your ability to pay dividends at the rates identified.

The Company has complied with this comment by revising page 28 of Amendment No. 2.

24.	We note your response to prior comment 26. However, please explain in detail and quantify, if applicable, how your board determined based on a valuation other than book value that the dividends may be paid notwithstanding your negative net worth.

The Company has complied with this comment by revising page 29 of Amendment No. 2 to disclose the manner in which the Company complied with this Pennsylvania law requirement.

25.	We reissue prior comment 27. Clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

Please see the Company’s response to comment 21.

26.	We reissue prior comment 28. Clearly address the potential necessity of using borrowings to fund dividends. Discuss these assumptions and considerations in your Management’s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

The Company has complied with this comment by revising page 28 of Amendment No. 2.

Dilution, page 31,

27.	We note your response to prior comment 29. We also note your disclosure on page 78 that prior to the completion of this offering, your board and shareholders will adopt the 2005 Long-Term

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

Incentive Plan. Therefore, disclose in this section the shares available for future grant or issuance under your plans.

The Company has complied with this comment by revising page 30 of Amendment No. 2.

28.	We note your response to prior comment 30. Please revise the last sentence in this section accordingly.

The Company has complied with this comment by revising page 30 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Trend Overview, page 36

29.	We note your response to prior comment 31. Please discuss whether the global restructuring in the electrode and aluminum markets and the reduction in utility pole demands are continuing negative trends in your industry. Also discuss any known trends relating to the cost of raw materials. For example, discuss the rising costs of lumber and coal tar and your ability to pass through those costs to customers based on your long term contracts. Also discuss the impact of exchange rates on your net sales.

The Company has complied with this comment by revising pages 35-36 of Amendment No. 2.

Results of Operations, page 37

30.	We note your response to prior comment 32. Please also expand your discussion under Gross Margin for all periods.

The Company has complied with this comment by revising pages 37, 38 and 40 of Amendment No. 2.

Stock Purchases by Directors/Restricted Stock Grants to Senior Management; page 46

31.	We note your response to prior comment 38. However, please identify the persons to whom the securities were issued.

The Company has complied with this comment by revising pages 46-47 of Amendment No. 2.

Our Business Strategy, page 60

32.	We note your response to prior comment 40. Please disclose any material restructuring plans. If you expect goodwill to be impaired as a result of any of these plans, please disclose.

The Company advises the Staff that it does not expect any of the restructuring plans to be material and, accordingly, it does not expect goodwill to be impaired.

Carbon Materials & Chemicals, page 61, and Railroad & Utility Products, page 65

33.	We note your response to prior comment 41. However, please describe your practices relating to warranties. We note your disclosure in the financial statement footnotes that the company accrues for product warranty reserves based on historical loss experience and sales of extended warranties on certain products.

The Company has complied with this comment by revising page 65 of Amendment No. 2.

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

Employees and Employee Relations, page 67

34.	We note your response to prior comment 43. Please update your disclosure regarding the status of the labor contracts that expire in 2005 and the number of employees affected at each site.

The Company has complied with this comment by revising page 69 of Amendment No. 2.

Legal Proceedings, page 69

35.	We reissue prior comment 44. For each proceeding, disclose the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, and quantify the damages sought. See Item 103 of Regulation S-K.

In accordance with the Company’s Wednesday, November 9, 2005 telephonic conversation with the Staff, the Company has complied with this comment by revising pages 70-72 of Amendment No. 2.

Management, page 71

36.	We note your response to prior comment 46; however, the stockholders’ agreement contains provisions regarding board members to be nominated to the board and appointment of officers. You also disclose on page 85 that Saratoga is entitled to nominate a majority of the board. Please advise or describe any arrangement or understanding between any executive officer or director and any other person(s) pursuant to which he was or is to be selected as an officer or director.

The Company has complied with this comment by revising pages 73 of Amendment No. 2.

Executive Compensation, page 75

37.	We note your Form 8-K filed October 25th. Describe the change of control agreements, quantify the amount of severance upon a change of control, and include the agreements in the exhibit index.

In accordance with the Company’s Wednesday, November 9th telephonic conversation with the Staff, the Company has complied with this comment by revising page 85 of Amendment No. 2.

Principal and Selling Stockholders, page 82

38.	We reissue prior comment 49. Disclose whether all the preferred stock will be converted into shares of common stock upon completion of the offering. Since the preferred stock is immediately convertible into common stock, include those shares in the column for common stock and indicate in the footnotes the shares of preferred stock held by Saratoga.

The Company advises the Staff that all of the preferred stock will be converted into shares of common stock prior to the commencement of this offering. The Company has revised the disclosure on pages 87-88 to give effect to this conversion.

39.	We reissue prior comment 50. Please identify the name of each selling shareholder and include all of the information required by Item 507 of Regulation S-K.

The Company has complied with this comment by revising pages 87-88 of Amendment No. 2.

40.	We reissue prior comment 51. Supplementally advise us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

The Company advises the Staff that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

41.	We note your response to prior comment 52. Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter.

The Company has complied with this comment by revising page 87 of Amendment No. 2.

Shares Eligible for Future Sale, page 91

42.	We reissue prior comment 55. Quantify the number of shares that are eligible for future sale under each subheading.

The Company advises the Staff that it will provide this disclosure in an amendment prior to effectiveness when it determines how many shares will be sold in the offering.

Underwriting, page 96

43.	We note your response to prior comment 58. Please confirm, if true, that the versions of UBS Securities LLC’s electronic offering procedures and related communications to be used in this offering do not differ from those reviewed and cleared by our Office of Chief Counsel staff (OCC) in 2001.

UBS Securities LLC has advised the Company that that the versions of its electronic offering procedures and related communications to be used in this offering do not materially differ from those reviewed and cleared by the Office of Chief Counsel staff (OCC) in 2001.

44.	We note your response to prior comment 60. Please disclose in the prospectus that the shares purchased as part of the directed share program will not be subject to the lock-up agreement. When available, provide us with copies of the materials that you send to the directed share program participants, Please confirm, if true, that (1) OCC cleared the Program procedures and documentation, and (2) the Program procedures and documentation to be used in this offering do not differ from those reviewed and cleared by OCC.

The Company has complied with this comment by revising page 102 of Amendment No. 2. CSFB has advised the Company that the Office of Chief Counsel has previously reviewed the mechanics of CSFB’s directed share program. For further inquiries, please contact Joan Caridi, Director & Counsel, Credit Suisse First Boston LLC, telephone no. (212) 325-2772. CSFB has advised the Company that there are no material differences in the directed share program as previously reviewed and the program procedures and documentation to be used in this offering.

Consolidated Statements of Cash Flows, page F-21

45.	We note your response to prior comment 64. However, it is not clear from your supplemental response how each of the items you listed impacted your statements of operations for the three years presented. Please supplementally tell us how each of the amounts you identified specifically impacted your statements of operations for each period and tell us where the impact is disclosed in MD&A. In addition, based on the nature of the items you identified, it is not clear to us why you net and present them in a single line item in your statements of cash flows.

The following describes the impact on the statement of operations for the items listed in the Company’s previous response to comment No. 64:

In 2004, the Company recorded gains on settlements of asset retirement obligations of $1.7 million, which is disclosed on page 38 of Amendment No. 2 in “Management’s Discussion and Analysis of

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

Financial Condition and Results of Operations — Results of Operations — Comparison of Results of Operations For the Years Ended December 31, 2004 and 2003 — Gross Margin after Depreciation and Amortization.”

In 2003, the Company recorded income from the reversal of an environmental reserve of $0.7 million, which is disclosed on page 40 of Amendment No. 2 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Comparison of Results of Operations For the Years Ended December 31, 2003 and 2002 — Gross Margin after Depreciation and Amortization.”

In 2002, the Company recorded income from the reversal of insurance reserves of $3.4 million ($1.7 million for Carbon Materials & Chemicals and $1.7 million for Railroad & Utility Products), which is disclosed on page 40 of Amendment No. 2 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Comparison of Results of Operations For the Years Ended December 31, 2003 and 2002 — Gross Margin after Depreciation and Amortization.”

In 2002, the Company also recorded income from gains on settlements of postretirement obligations of $1.5 million, which is disclosed on page 40 of Amendment No. 2 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Comparison of Results of Operations For the Years Ended December 31, 2003 and 2002 — Selling, General and Administrative Expenses.”

The Company has revised its statement of cash flows on page F-22 of Amendment No. 22 to classify separately the aggregate effect of reserves reversed to operations.

Note I—Significant Accounting Policies—Revenue Recognition, page F-25

46.	We note your response to prior comment 67. Please supplementally explain to us how your revenue recognition policy for the sale of untreated crossties meets each of the criteria, as provided in SAB Topic 13A3, since it appears to us that delivery to your customer has not occurred. In regard to these arrangements:

The Company believes its revenue recognition policy for untreated crossties meets all of the criteria of SAB Top 13A3 as discussed below. The Company refers the Staff to two contracts previously filed as exhibits with the Commission and listed on the Exhibit Index to Amendment No. 2, one with Union Pacific Railroad Company (Exhibit 10.30 to Amendment No. 2, the “UP Contract”) and one with Burlington Northern and Santa Fe Railway Company (Exhibit 10.29 to Amendment No. 2, the “BNSF Contract”). The Company will refer to provisions of the UP Contract and the BNSF Contract throughout its response to this comment.

1.	The risk of ownership must have passed to the buyer.

Title to the untreated crossties passes to the customers upon unloading, inspection and stacking at the Company’s facilities (see UP Contract Section 2 (a)). At this point, the customers retain ownership of the inventory, and the Company becomes a custodian or bailee (see UP Contract Section 6 or BNSF Contract Section 2 (F)). Acting in the capacity of a custodian or bailee, the Company is responsible for exercising reasonable care in the handling and storage of customer material and is only liable for any damages to the inventory resulting from the negligence of its employees (see BNSF Contract Section 10 and UP Contract Section 9). The customer has the expected risk of loss in the event of a decline in the market value of goods. The customer is also responsible for filing all tax returns with respect to such inventory and the payment of all taxes, if any, thereon (see UP Contract Section 9).

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

2.	The customer must have made a fixed commitment to purchase the goods, preferably in written documentation.

The customer treating service contracts and related purchase orders establish fixed commitments to purchase untreated crossties.

3.	The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis.

These contracts are entered into only at the customers’ request. The customers that request treating service contracts do so to avoid storing untreated ties at scattered, unmonitored locations during the six to twelve month air-drying process, assure the continuous availability of crossties, more efficiently manage inventory and transportation logistics and avoid costly shutdowns in their revenue services resulting from track maintenance delays.

4.	There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry).

Fixed delivery schedules are provided in customer purchase orders and monthly delivery schedules. Additionally, storage periods for the untreated ties reflect average drying times and generally range from six to twelve months.

5.	The seller must not have retained any specific performance obligations such that the earnings process is not complete.

The Company does not retain any performance obligations with respect to the customers’ untreated crossties. The customers’ untreated ties represent a stand-alone commodity and have a readily determinable market value that is independent of the treating process. The customer has the right to and in the past has sold its untreated ties to the market place.

6.	The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders.

In accordance with the treating service contracts, the Company is required to segregate customer inventory from other material at the facility and clearly denote the inventory as the property of the customer (see UP Contract Section 6 and BNSF Contract Section 2 (G)). Additionally, customer representatives continuously monitor their inventory quantities by reviewing monthly inventory reports and performing annual physical inventories. The Company does not have the right to use the customer inventory to fill other orders.

7.	The equipment (product) must be complete and ready for shipment.

Customers’ untreated crossties are stacked separately and available for shipment in the event the customer requests this.

•	Provide us samples of your contracts to sell untreated crossties and to provide treatment services;

The Company refers the Staff to the UP and BNSF contracts which, as described above, are already on file with the Commission.

•

Clarify your response that “in accordance with the contract terms, title transfers legally upon delivery of the untreated ties and acceptance by the customer.” Tell us who you are referring to regarding title transfer and delivery and tell us when and how customers “accept.” If title

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

transfers to your customers upon delivery to you, tell us if and when you take title to untreated crossties;

The Company acquires title to the untreated crossties at the point of purchase at supplier sites.

Title to untreated crossties passes to the customer upon unloading, inspection and stacking at the Company’s facilities (see UP Contract Section 2 (a)). The Company inspects the crossties in accordance with specifications set forth in each customer contract. Designated customer representatives maintain a constant, active physical presence at the Company’s facilities and perform test checks to ensure that the Company reliably demonstrates that the delivered products meet all of the specified criteria. The Company maintains detailed unloading reports, which document compliance with customer specifications and become the basis for customer billings.

•	Clarify your response that “billing occurs after delivery and acceptance.” Tell us who you are referring to regarding delivery and acceptance;

As noted above, after the unloading report is generated upon delivery to the Company’s facility and the Company’s acceptance in accordance with the contracts, the unloading report is provided to the railroad (accompanying the invoice) to support the quantity of untreated ties accepted. Billings for untreated crossties can be submitted daily under the UP Contract and are paid within 20 days of invoice receipt (see UP Contract Section 4). Billings for untreated crossties are submitted at month-end under the BNSF contract and are paid within 15 days of invoice receipt (see BNSF Contract Section 9).

•	Explain to us how you determined that the earnings process on the sale of the untreated crossties is complete since it appears to us that you have an additional obligation to perform treatment services on the crossties;

The Company does not retain any performance obligations with respect to the customers’ untreated crossties. The customers’ untreated ties represent a stand-alone commodity and have a readily determinable market value that is independent of the treating process. The customer has the right to and in the past has sold its untreated ties to the market place.

•	Explain to us how you determine the amount of revenue you recognize upon the sale of untreated crossties, for the storage of untreated crossties and for the treatment of crossties; and

The amount of revenue recognized upon the sale of untreated crossties is determined by individual purchase orders from customers, which specify the quantity of untreated ties ordered as well as the agreed upon unit pricing, which represents the prevailing market price.

The Company recognizes revenue for the unloading, inspecting and handling of the untreated ties while they are stored at the Company’s property in accordance with service pricing schedules included in the treating service agreements (see UP Contract Schedule B and BNSF Contract Appendix C).

The Company recognizes revenue for the treating services in accordance with service pricing schedules included in the treating service agreements (see UP Contract Schedule B and BNSF contract Appendix C). Certain customers both acquire untreated crossties from the Company and also procure them independently from other producers to be delivered to the Company facility for treatment. The billing rates for the treating services apply to all crossties treated, whether procured by the customer independently or by the Company.

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

•	Confirm that service revenue does not exceed 10% of total revenue, or separately disclose service revenue and the related costs of service revenue as required by Rule 5-03(1) and (2) of Regulation S-X.

Service revenue does not exceed 10% of total revenue. Service revenue represented 8.3% and 7.6% of total revenue for the twelve months ended December 31, 2004 and the nine months ended September 30, 2005, respectively.

Note 9—Environmental and Other Matters, page F-12 and Note 8—Commitments and Contingencies, page F-42

47.	We note your response to prior comment 71. However, limitations under the indemnification agreement have not been clarified to us, notwithstanding that “qualified expenditures under the indemnity are not subject to a monetary limit.” In this regard, please clarify what constitutes a qualified expenditure and address other significant limits under the agreement. In addition, provide us additional information regarding the payments you were required to make to amend the indemnity agreement, including the specific terms of the agreement before and after the amendment and how and why amortizing the payments is appropriate.

The Company advises the staff that the original term of the indemnity between Beazer East and Koppers Inc. (the “Indemnity”) was scheduled to expire in December 2000. However, the term of the Indemnity was extended by Beazer East and Koppers Inc. to July 2004 through a series of agreements. During the period of these extensions, Beazer East continued to perform all of its obligations under the Indemnity and Koppers Inc. did not make any payments for which Beazer East was responsible under the Indemnity nor did Koppers Inc. owe any such payments. In July 2004, the parties executed an amendment to the asset purchase agreement which, among other things, extended the termination date of the Indemnity from July 2004 to July 2019. Koppers Inc. agreed to pay Beazer East $7 million over a four year period as consideration for Beazer East’s agreement to extend the Indemnity from July 2004 to July 2019.

The Company believes that amortizing the payments is appropriate because (i) Koppers Inc. believes it did not owe Beazer East anything under the terms of the asset purchase agreement at the date of the Amendment, and (ii) the Amendment provided a prospective benefit in that it extended the indemnification over a 15 year period. Accordingly, the Company believes the Indemnity extension has the characteristics of an environmental insurance policy and the cost should be deferred and amortized over the period benefited.

48.	We note your response to prior comment 72. However, it does not appear that this comment has been complied with. To the extent that there is a reasonable possibility that a material loss may have been incurred for each matter, please revise your disclosures to quantify the estimate of the possible loss or range of loss or state that the loss cannot be estimated. See paragraph 10 of SFAS 5, Accounting for Contingencies for guidance.

The Company has complied with this comments by revising the disclosure on pages F-10–F-15 and F-43–F-47 on Amendment No. 2.

Note 9—Operations by Business Segment, page F-47

49.	We note your response to prior comment 74. It appears to us that you aggregate CM&C-US, CM&C-Australia and CM&C-Europe into one reportable segment. Please demonstrate to us

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

how you determined your aggregation complies with the requirements of paragraph 17 of SFAS 131, including similar economic characteristics for each period presented.

The Company has two operating segments, Carbon Materials & Chemicals (“CM&C”) and Railroad & Utility Products (“R&U”). Product line reporting for these segments is delivered to the Chief Operating Decision Maker (CODM) as well as to our Board of Directors, along with information that breaks down the CM&C segment geographically.

Management considers CM&C to be a single operating segment that is run on a global basis. The following factors support this assessment:

•    There is a global Vice President and General Manager, Global Marketing, Sales and Development who functions as product segment manager and who reports to the CODM.

•    The Company has global sales contracts with major carbon materials customers that determine prices on a worldwide basis. These customers are served by global marketing representatives.

•    Raw materials supplies are coordinated globally and transferred among the global entities.

•    By-products such as creosote are shipped among the various global entities based on regional availability.

•    The Company has a single global strategy for its CM&C business.

•    Logistics matters (i.e., transportation of product), product pricing, technical support and research, and product safety are coordinated globally.

Although the Company has elements of a matrix organization since there is geographic financial information provided to the CODM, the CODM’s focus is primarily on product line information. Since there is a separate segment manager that is responsible for CM&C products worldwide, in accordance with paragraph 15 of SFAS 131, the components based on products constitute the operating segment. Accordingly, the Company does not rely on the aggregation criteria in paragraph 17 of SFAS 131 to aggregate geographic information.

Exhibits

50.	We reissue prior comment 76. Please file a statement on computation of per share earnings. See Item 601(b)(11) of Regulation S-K.

The Company advises the Staff that it will provide this disclosure when it determines the price and number of the shares to be sold in the offering.

Steven R. Lacy, Esq.

Koppers Holdings Inc.

November 16, 2005

Comments or questions regarding any matters with respect to the Registration Statement may be directed to the undersigned at (212) 701-3139 or Brian Kelleher at (212) 701-3447.

Very truly yours,

/s/ Michael J. Ohler

cc:	Walter W. Turner Brian H. McCurrie Steven R. Lacy, Esq. Richard E. Farley, Esq. Brian S. Kelleher, Esq. Sean R. Tierney, Esq.